

September 2, 2014

Via E-mail
Eric Montandon
Chief Executive Officer, Chief Financial Officer and Director
Infrastructure Developments Corp.
299 S. Main Street, 13th Floor
Salt Lake City, Utah 84111

> **Re:** **Infrastructure Developments Corp.**
> **Form 8-K**
> **Filed August 5, 2014**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2014**
> **Filed August 21, 2014**
> **File No. 000-52936**

Dear Mr. Montandon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed August 5, 2014

General

1.   Please include page numbers on your next amended Form 8-K filing.

Item 1.01 Entry Into a Material Agreement

2.   We note the company's press release dated July 1, 2014, in which the company notes that "[a]s part of the original agreement, IDVC was committed to providing a certain level of funding to Orbis prior to closing, and Orbis was to meet certain revenue targets in April – June 2014. The committed funding was not needed by Orbis, and Orbis met its revenue targets." Please revise your disclosure to include a brief description of the material terms

of the Acquisition Agreement dated April 1, 2014. For example, please discuss the working capital commitment of $10,000 per month that the company agreed to provide to Orbis, if required, the proposed terms of Mr. Choran's employment agreement, as well as the revenue targets set for Orbis.

Item 2.01 Completion of Acquisition or Disposition of Assets

Form 10 Disclosure

Corporate History

3.   We note your disclosure under the section "End of Form 10 Disclosure" that ". . . if the registrant was a shell company like we were immediately before the transaction disclosed under Item 2.01, then the registrant must disclose the information that would be required if the registrant were filing a general form for registration of securities on Form 10" as well as your disclosure under Item 5.06. We contrast this to your disclosure under "Corporate History" that you were no longer a "shell" company following your April 2010 acquisition of Intelspec International, Inc. Please revise your disclosure under "Corporate History" to clarify whether you were or were not a shell company immediately prior to the acquisition of Orbis.

Overview of Infrastructure Developments Corporation

4.   We note your disclosure that "MKL Asia has granted a sub-distribution license to the Company . . . to market and sell Wing House in North America, the GCC, and most of Southeast Asia." Please revise your disclosure to clarify what "GCC" stands for.

Overview of Orbis Real Estate

5.   Please disclose when Orbis Real Estate was formed and the jurisdiction under which it was formed.

6.   Please briefly describe here or elsewhere Orbis' competitive position in the real estate brokerage service industry and how Orbis effectively competes. Please also revise your disclosure to describe the challenges faced by Orbis.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements and Labor Contracts

7.   It appears there are two sets of disclosure under the same heading of "Patents, Trademarks, Licenses . . ." in your filing. Please consolidate as necessary to avoid inadvertent duplication.

8.   Please revise your disclosure to discuss the material terms of your exclusive distribution agreement with Renhe Mobile Shelters of China for the Wing Houses.

Government and Environmental Regulation

9.   We note disclosure under "Overview of Orbis Real Estate" and elsewhere that "Orbis Real Estate is fully licensed by Dubai's Real Estate Regulatory Authority (RERA)." Please briefly describe the process necessary to become "fully licensed," what such licensing process entails, the duration and cost of obtaining such license and when such license will expire.

10.   We note a separate section entitled "Environmental Regulation." Please revise your disclosure to consolidate disclosure under similar headings to avoid any potential confusion and inadvertent duplication.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

11.   We note your disclosure that Orbis has "generated commission revenue from closing rental and sales transactions in the Dubai market." Please revise your disclosure to further clarify how such commissions are generated, how commission percentages are set, whether sellers, buyers, or renters typically incur commission costs, and how commission revenue is divided among brokers and Orbis.

Item 3. Properties

12.   Please disclose whether the company or Orbis leases office space. If so, please disclose the terms of such lease(s) and include copies of such lease(s) as exhibits to your filing.

Item 4. Security Ownership of Certain Beneficial Owners and Management

13.   We note that the beneficial ownership table is as of July 31, 2014. Please advise why your table does not include Mr. Sagar Joseph Choran's 160 million shares received as consideration for all of the rights of ownership of Orbis.

14.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the securities held by Adderley Davis & Associates, Ltd.

Item 5. Directors and Executive Officers

15.   In the section discussing Mr. Montandon's business experience, we note disclosure that "WWA Group holds approximately 22% of the Company's common stock." Please

advise whether this refers to common stock of Infrastructure Developments Corp., and if so, why such ownership is not reflected in the beneficial ownership table.

Directors

16.   We note disclosure that "[a]t the present time, members of the board of directors are not compensated for their services to the board." This disclosure appears duplicative of disclosure later in your document under the heading "Directors Compensation" as well as inconsistent with disclosure later in your filing noting that "directors currently are reimbursed." Please revise your filing to eliminate duplicative headings. Please also clarify for what costs or expenses directors may receive reimbursement.

Code of Ethics

17.   We note your disclosure that the company "has incorporated a copy of its Code of Ethics as Exhibit 14 to this Form 10-K." As your present filing is on Form 8-K, please revise.

Involvement in Certain Legal Proceedings

18.   Please supplementally confirm to us that no director, executive officer, significant employee or control person of the company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past ten years.

Item 6. Executive Compensation

19.   We note your disclosure that "the Company currently has no employment agreements." However, we note that the Acquisition Agreement makes reference to an "employment agreement [with Mr. Choran] signed by both parties in a separate document." Please advise whether the company, or any of its subsidiaries, has entered into an employment agreement, whether oral or written, with Mr. Choran. If so, please disclose the material terms of such agreement or arrangement and include any written agreement as an exhibit with your next filing.

Item 7. Certain Relationships and Related Party Transactions, and Director Independence

20.   We note your disclosure that you "do not consider either of [y]our directors to be independent." As it appears that you currently only have one director, please revise to eliminate reference to multiple directors.

Item 10. Recent Sales of Unregistered Securities

21.   Because the 160 million shares issued in connection with the acquisition of Orbis constitute securities sold by the registrant within the past three years which were not

registered under the Securities Act, please disclose all of the information required by Item 701 of Regulation S-K.

Item 9.01 Financial Statements and Exhibits

Exhibits

22.   Please revise your exhibit list so that it includes your Certificate of Amendment filed with the Nevada Secretary of State on June 23, 2014 regarding the increase in number of authorized common stock and the Acquisition Agreement with Orbis dated April 1, 2014.

Exhibit 99(i)

23.   Please file an amendment to your Form 8-K addressing the following comments applicable to your Form 8-K.

24.   Please include an audit report for your December 31, 2013 financial statements in accordance with Article 8-04(a)(3) of Regulation S-X. Please request Pinaki & Associates LLC to disclose the period audited for the statements of operations, cash flows and stockholders' equity, as the period is less than one year. Please also request Pinaki & Associates to reference all financial statements presented in the amended Form 8-K in their auditor's report. Please refer to Article 2-02 of Regulation S-X for guidance.

Note 1 – Organization and History

25.   Please disclose the specific date of inception.

26.   Please provide full consolidated financial statements as of December 31, 2013, and for the inception to December 31, 2013, period and not condensed consolidated financial statements. Please refer to Article 8-02 of Regulation S-X for guidance.

27.   Please provide your statement of changes in stockholders' equity for the period of inception through December 31, 2013. Please refer to Article 8-04(a)(3) of Regulation S-X and Article 8-02 of Regulation S-X for guidance.

Note 3 – Significant Accounting Policies
Revenue Recognition

28.   Please complete the revenue recognition accounting policy.

Property & Equipment

29.   Please include your accounting policy for assessing property and equipment for impairment. Please refer to ASC 360-10-35 for guidance.

30.   Please provide the disclosures required by ASC 360-10-50.

Long-Term Notes Payable

31.   We note that your long-term borrowings are non-interest bearing and that you have not recognized any interest expense in your statements of operations. Please tell us consideration of the guidance in ASC 835-30-25 and ASC 835-30-35 for imputing interest when there is no stated interest rate and using the effective interest rate method for the recognition of interest expense.

32.   Please disclose the lender of the long-term notes payable. Please provide the disclosures required by ASC 470-10-50 and ASC 835-30-45-2.

Litigation

33.   Please expand your disclosures for your loss contingencies to include an assessment of materiality to your results of operations and cash flows in addition to your financial position.

Condensed Balance Sheets

34.   In the footnotes, please disclose the material components of other current assets, as it is 55.3% of total assets and your only material current asset.

Exhibit 99(ii)

35.   Please expand your disclosures for the acquisition of Orbis Real Estate LLC to include the disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50. Please include pro forma adjustments for any corresponding adjustments to the carrying values of Orbis' assets and liabilities for the fair value of assets and liabilities acquired. Please address this comment for the annual pro forma financial information provided in Exhibit 99(iii).

36.   Please revise your presentation of the pro forma statement of operations for the interim period to present the 3-months ended March 31, 2014. Please consider the need to adjust depreciation and amortization expense for any change in fair value of assets recognized in accordance with ASC 805. Please address this comment for the annual pro forma financial information provided in Exhibit 99(iii).

37.   Please remove the pro forma cash flow statements, as these are not contemplated by Article 8-05 of Regulation S-X. Please address this comment for the annual pro forma financial information provided in Exhibit 99(iii).

Form 10-Q for Fiscal Quarter Ended June 30, 2014

General

38.   It appears that you have identified Orbis Real Estate LLC as your predecessor in accordance with Rule 405 of Regulation C. We further note that you are presenting combined financial statements for Orbis Real Estate LLC and Infrastructure Developments Corp. for the period prior to the acquisition date of June 25, 2014. It is unclear how you determined this presentation is appropriate. Please tell us your consideration of the guidance in Article 8 of Regulation S-X for presenting separate financial statements for Orbis Real Estate LLC and Infrastructure Developments Corp. for the periods required to be presented prior to the acquisition date of June 25, 2014, with successor financial statements for the period subsequent to the acquisitions date reflecting ASC 805 acquisition accounting for Orbis Real Estate LLC.

Note 1 – Organization and History

39.   In future filings please provide the disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50 for the acquisition of Orbis Real Estate LLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director